SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: August 24, 2010

Press Release

Eltek Reports Second Quarter 2010 Financial Results

PETACH-TIKVA, Israel, August 24, 2010 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the quarter ended June 30, 2010.

Second Quarter 2010:

Revenues for the quarter ended June 30, 2010 were $9.0 million, an increase of 6% from the revenues of $8.4 million recorded in the second quarter of 2009.

Gross profit for the second quarter of 2010 was $1.3 million (14% of revenues), similar to the gross profit of $1.3 million (16% of revenues) in the second quarter of 2009. The decrease in gross margins is primarily attributable to the lower exchange rates of the US dollar and the Euro compared to the NIS, which was partially offset by the increase in revenues.

Operating loss for the second quarter of 2010 was $203,000 compared with an operating loss of $118,000 in the second quarter of 2009.

Net loss for the second quarter of 2010 was $509,000 or ($0.08) per fully diluted share, compared with a net loss of $183,000 or ($0.03) per fully diluted share in the second quarter of 2009.

First six months of 2010:

Revenues for the first six months ended June 30, 2010 were $18.6 million, an increase of 4% from revenues of $17.9 million recorded in the first six months of 2009.

Gross profit for the first six months of 2010 was $2.3 million (12% of revenues), compared to gross profit of $3 million (17% of revenues) in the first six months of 2009.

Operating loss for the first six months of 2010 was $762,000 compared with an operating profit of $47,000 in the first six months of 2009.

Net loss for the first six months of 2010 was $1.2 million or ($0.13) per fully diluted share, compared with a net loss of $78,000, or ($0.01) per fully diluted share in the first six months of 2009.

Due to ongoing losses in recent periods, the amount of the Company’s shareholders’ equity is below the required level under the financial covenants with two of its banks. Although compliance with the financial covenants will next be measured based on the Company’s audited financial statements as of December 31, 2010, and the Company continues with its efforts to increase revenues and improve production efficiency, the losses incurred in the first six months of 2010 may likely result in non compliance at year end. As a result, accounting standards require the Company to re-classify at this time its bank debt in the amount of $ 1.4 million from long term to short term. Based on past experience, where the Company was granted waivers from these banks in similar situations of non-compliance with financial covenants, the Company intends to re-apply, if necessary, for a waiver from the banks. There can be no assurance that the banks will grant the requested waivers. Failure to successfully obtain the waivers or additional capital may have a material adverse effect on the Company’s business, results of operations and financial position.

In addition to the Company’s efforts to return to profitability, it is actively seeking alternatives to strengthen its capital, either from its shareholders and/or other sources.

EBITDA:

In the quarter ended June 30, 2010, Eltek had EBITDA of $465,000 compared with an EBITDA of $411,000 in the second quarter of 2009. In the first six months of 2010, Eltek had EBITDA of $482,000 compared with EBITDA of $1.1 million in the same period in 2009.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "Our disappointment with this quarter’s results is mainly due to our revenues, which were lower than our expectations and internal forecasts. We are working hard to improve our sales performance and hope to see improvement in the future. On the other hand, we have continued with our manufacturing efficiency improvements program according to plan, which is showing positive results. This will enable us to provide complicated products within shorter lead times, which will result in higher margins and improved operating results in future periods."

Amnon Shemer, CFO of Eltek, added: “Our net loss was impacted by higher finance expenses, mainly due to two major reasons: the sharp decline in the exchange rate of the Euro compared to the NIS, which resulted in a decrease in the value of our European customers’ debt to us, and by a net loss recorded from hedging transactions. Accounting standards require us to re-evaluate the value of our open hedging transactions for future periods as of the balance sheet date. As the dollar exchange rate on June 30, 2010 was higher than the effective exchange rate on these forward transactions, we had to record a loss, even though the actual results on these transactions may differ at the time of exercise.”

About the Company
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek  ltd.
Unaudited Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2010	2009	2010	2009	2009

Revenues	8,961	8,427	18,593	17,919	36,442
Costs of revenues	(7,680)	(7,084)	(16,273)	(14,953)	(30,882)

Gross profit	1,281	1,343	2,320	2,966	5,560

Research and development income, net	0	0	0	0	0

Selling, general and administrative expenses	(1,484)	(1,461)	(3,082)	(2,919)	(6,016)
Operating loss	(203)	(118)	(762)	47	(456)

Financial expenses, net	(317)	(120)	(486)	(144)	(424)

Other income, net	2	0	0	4	4

Loss before income tax expenses	(518)	(238)	(1,248)	(93)	(876)

Income tax expenses, net	(5)	(8)	(11)	(44)	(34)

Net loss	(523)	(246)	(1,259)	(137)	(910)

Net profit (loss) attributable to non controlling shareholders	14	63	68	59	30

Net loss attributable to shareholders	(509)	(183)	(1,191)	(78)	(880)

Earning per share

Basic net loss per ordinary share	(0.08)	(0.03)	(0.13)	(0.01)	(0.13)

Diluted net loss per ordinary share	(0.08)	(0.03)	(0.13)	(0.01)	(0.13)

Weighted average number of ordinary shares
used to compute basic net loss per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Eltek  ltd.
Unaudited Consolidated Balance Sheets
(In thousands US$)

	June 30,		December 31,
	2010	2009	2009
Assets

Current assets
Cash and cash equivalents	1,134	2,511	1,258
Receivables: Trade, net of provision for doubtful accounts	7,527	7,030	6,932
Other	221	298	222
Inventories	3,989	4,073	3,938
Prepaid expenses	161	201	241

Total current assets	13,032	14,113	12,591

Assets held for employees' severance benefits	1,428	1,293	1,432

Fixed assets, less accumulated depreciation	8,096	9,246	9,175

Goodwill	488	561	573

Total assets	23,044	25,213	23,771

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	7,828	5,746	5,638
Accounts payable: Trade	5,765	5,007	4,666
Related parties	840	575	713
Other	3,506	3,768	3,558

Total current liabilities	17,939	15,096	14,575

Long-term liabilities
Long term debt, excluding current maturities	73	3,048	2,617
Employee severance benefits	1,456	1,346	1,440

Total long-term liabilities	1,529	4,394	4,057

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of September 30, 2009, 6,610,107 as of September 30, 2008 and 6,610,107 as of December 31, 2008	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,553	2,428	2,635
Cumulative foreign currency translation adjustments	127	335	309
Capital reserve	695	695	695
Accumulated deficit	(15,712)	(13,720)	(14,522)
Shareholders' equity	3,375	5,450	4,829
Non controlling interest	201	273	310
Total equity	3,576	5,723	5,139

Total liabilities and shareholders' equity	23,044	25,213	23,771

Non-GAAP EBITDA Reconcilliations	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2010	2009	2010	2009	2009
	Unaudited

GAAP net loss	(509)	(183)	(1,191)	(78)	(880)
Add back items:

Financial expenses, net	317	120	486	144	424
Tax expenses (income)	5	8	11	44	34
Depreciation	651	466	1,175	947	2,030
Adjusted EBITDA	465	411	482	1,057	1,608